Filed by JDA Software Group, Inc. (Commission File No. 0-27876) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: QRS Corporation (Commission File No. 0-21958)

JDA Introduction
Hamish Brewer, Chief Executive Officer Kris Magnuson, Chief Financial Officer Peter Charness, Chief Product Officer

JDA Software Group, Inc. (NASDAQ: JDAS)
This presentation contains forward looking statements, the occurrence of which are subject to numerous uncertainties, including those described in the Company’s Form 10-K and which are and will be detailed from time to time in SEC reports filed by the Company.
Our presentation will also include a discussion of certain non- GAAP financial measures. The most directly comparable GAAP financial measures and information reconciling the non-GAAP measures we discuss to the Company’s GAAP results are part of our earnings release, which is available in the Investor Relations portion of our website at “www.jda.com.”

Agenda
• JDA Company Strategy
• Financial Strategy
• Product Introduction
• Working Together

Vision: From Concept to Customer
SUPPLY CHAINDEMAND CHAIN
ManufacturersWholesale/DC Warehouse Distribution Center Store Consumer
Historical Solution Breadth
Role Reversal
Partners Expanded Solutions Breadth

Collaboration & Inventory Optimization JDA Industry Leadership
• VICS “Best in CPFR® Implementation”
• Over 215 trading pairs operational
• More than all the public exchanges combined
• $3.6bn of trade in 2003 20012002 2003 2004 Ace Hardware &Rite Aid Corporation CVS/pharmacy West Marine Gillette Henkel Adhesive & a key trading partner 3M Supplies

Experience: 1200 Retail Customers

Experience: 3300 Manufacturing & Distribution Customers

Strong Market Penetration
Top 50 Market Share Top 100 Market Share Top 250 Market Share
JDA JDA JDA Non-JDA Non-JDA Non-JDA
Top 500 Market Share CPG Market Share
JDA JDA Non-JDA Non-JDA

Loyal and Growing Maintenance Base CAGR=57%
$80 $70 $60 $50 Millions $40 $30 $20 $10 $0 1996 1997 1998 1999 2000 2001 2002 2003

Leadership: Global Presence United States · Canada · Japan · Singapore · Dubai · Malaysia · Australia · Mexico · Chile · Brazil · United Kingdom · Germany · Malaysia · Denmark · Finland · Norway · Sweden · France · Spain · Italy · Shanghai
Our global presence ensures a JDA service/installation office is always within reach. 2003 Revenues: 62% Americas, 27% EMEA, 11% AsPac

Investment: Acquisitions Acquired Company Date Timera Feb 2004 Engage Aug 2003 Vista Solutions April 2003 J Commerce April 2002 E3 Corporation Sep 2001 Neo Vista (IP) Jul 2001 Zapotec (IP) Feb 2001 Intactix Apr 2000 Arthur Jun 1998

Investment: Building for Growth Total Product Investment > $394 Million
100 90 80 70 60 50 M&A 40 R&D 30 20 10 0 1996 1997 1998 1999 2000 2001 2002 2003 2004E
Year to date 2004: $27 Million

Portfolio Strategy
• Portfolio Releases
• 2003.1 (June 2002)
• 2003.5 (Feb 2003)
• 2004.1 (Mar 2004)
• Next Generation
• .Net Portfolio
• $23.5m invested
• Java In-Store Systems
• $18m Acquisitions
R&D Investment $60,000 $50,000 $40,000 $30,000 $20,000 $10,000 $0 2001 2002 2003 2004

Where are we going ?
Merchandising Store Systems Demand Chain
Business Domains Planning & Revenue CRM Forecasting Management
Optimization
Platform Domains Registry Workflow PKB Framework

Where are we going ?
Merchandising Store Systems Demand Chain
Business Domains Planning & Revenue CRM Forecasting Management
Optimization
Data Rich Enablement by QRS Platform Domains Registry Workflow PKB
Framework

Product Introduction

Historic Business Model
Item Setup
Purchase Order
Advanced Ship Notice

Modern Times, Modern Problems
Arthur Suite
Intactix Suite
E3 Suite

More Applications
Merchandise Mgmt

More Systems
Revenue Mgmt Trade Events
Ads & Promo
Price Mgmt

More Systems
PPOS WinDSS
PBOS
CRM
Portals

Optimization Apps
SSI SPI DPI
CCI ELF

Data Wanted
• RIS

Business as Usual
• Item Set Up (sometimes)
• Purchase Order
• ASN
• Invoice

JDA Highlights
• Plans and Forecasts
• Planograms, (vendor to retailer to store)
• Images
• Replenishment Conditions
• Promotions (with Prices)
• Item Set Up

RFID Implied Changes
• EPC’s
• Carton, Pallet and eventually Item
• UCC/EAN

How do we Pick?
• Customer Input Process
• Design Council
• SIG’s
• Strategic Partners
• BRG’s

Financial Data

JDA Financial Strengths
• Financial Stability
• Positive annual earnings and cash flow, Retained earnings
• No debt, $81 MM cash
• Solid acquisition track record
• Consistent application of Make vs. Buy Economics
• Integration strategies ensure accretion, client satisfaction
• Efficient worldwide distribution network and support presence
• Streamlines time to market for new and acquired products
• Strong cross-selling opportunity
• Largest reference-able demand chain customer base
• Growing product footprint
• CVP initiative re-focused company on customer value creation
• Operating leverage
• Significant Cyclical Investment in Product Development
• Recovering Consulting Services Margins

JDAS 2003 Operating Results FY Ended December 31, $in millions 2003 2002 VAR
Revenues: Software $ 59.3 $ 66.6 -11% Maintenance 71.1 57.6 24% Product Revenues 130.4 124.2 5% Consulting Service Revenues 77.0 95.3 -19% Total Revenues $207.4 $219.5 -5% Non-GAAP Operating Income (1) $ 10.0 $ 22.9 -56% Non-GAAP Operating Margin (1) 5% 10% -5% Consulting Services Margin 15% 25% -10% Product development $ 48.5 $ 41.8 16% Net Income $ 2.6 $ 8.9 -70%
(1) Excludes amort. of intangibles , IPR&D, restructuring, relo, gain on sale of office & other merger related charges

Choppy Licensing Performance Timing of Large Deals Remains Difficult to Predict
$23.4
$20 $19.5 $19.1 $18.3 $18.0
$16.9
$15.6$16.7 $15.6 $15.5
$14.6 Millions $10.8 $10 $7.7
$0
Q1’01 Q3’01 Q1’02 Q3’02 Q1’03 Q3’03 Q1’04 Large Deals 3 5 5 6 4 1 1 3 — 4 4 — 2

Recovering from the Worldwide Economic Recession Rolling LTM SW Revenues Trending Up
$80 $70 $60 $50 Millions $40 $30 $20 $10 $0 Q1’01 Q3’01 Q1’02 Q3’02 Q1’03 Q3’03 Q1’04

JDAS Recent Operating Results Six Months Ending March 31,
$in millions 2004 2003 VAR
Revenues: Software $ 31.5 $25.7 23% Maintenance 38.1 32.1 19% Total Product Revenues 69.6 57.8 20% Consulting Services 40.8 36.7 11% Total Revenues $110.4 $94.6 17% Non-GAAP Operating Income (1) $ 5.2 $ 2.9 77% Non-GAAP Operating Margin (1) 5% 3% 2% Consulting Services Margin 20% 10% 10% Product development $ 26.8 $20.8 29%
(1) Excludes amortization of intangibles, restructuring, relo and other merger related charges

Strong Cash Flow from Operations > $140 MM Generated
41. 5 $40
29.4 $30 20.8 Millions $20 12.212.9 9.2
$10 7.66.9
$0
1996 19971998 199920002001 2002 2003
DSOs 9997111 8311491 79 65

Strong Balance Sheet $in millions Mar 31, 2004 Dec 31, 2003
Cash & Investments $ 80.8 $114.7 Accounts Receivable 48.1 40.2 Prepaids and Other Current Assets 24.8 19.1 Goodwill and Intangibles 130.0 118.0 Property and Other Assets 51.0 28.6 Total Assets $334.7 $320.6 Deferred Revenue 34.0 $ 25.2 Other Current Liabilities 29.6 25.6 Retained earnings (after >$20MM in 30.0* 30.0* IPR&D Charges) Total Stockholders’ Equity $271.0 $269.8

State of the Industry

JDAS #6 in Total Revenues

Ticker		2003 Revenues (ttm)	2003 Software (ttm)	SW % of Total Revenues
ITWO.PK	$	494,929	65,430	13%
KRON	$	407,319	178,860	44%
AZPN	$	319,932	146,254	46%
MANU	$	243,045	73,766	30%
ARBA	$	227,700	91,293	40%
JDAS	**$**	**207,420**	**59,283**	**29%**
INFA	$	205,533	94,590	46%
MANH	$	196,814	43,229	22%
RETK	$	168,329		
VIGN	$	158,314	60,986	39%
SBYN	$	137,841	51,815	38%
QRSI	$	123,347	32,896	27%
RADS	$	111,769	47,320	42%
ACTU	$	104,455	47,598	46%
EPNY	$	96,132	43,505	45%
AGIL	$	88,218	34,061	39%
BVSN	$	88,081	30,230	34%
ARTG	$	72,492	27,159	37%
DSGX	$	61,692		
CMRC	$	36,238	7,071	20%
LGTY	$	24,230	7,494	31%
IPI	$	23,761		
AVG	**$**	**163,527**		**35%**
MIN	**$**	**23,761**		**13%**
MAX	**$**	**494,929**		**46%**
Total	**$**	**3,597,591**	**1,142,840**	

JDA

Be enabled, seize success.

State of the Industry

JDAS #4 in Cash Flow

Ticker	2003 Revenues (ttm)	Net Cash	Cash Flow from operations (ttm)	Cash Flow % of Total Revenues
KRON	$ 407,319	$ 96,207	$83,647	21%
AZPN	$ 319,932	$ 124,941	$48,237	15%
MANH	$ 196,814	$ 145,956	$36,261	18%
JDAS	**$ 207,420**	**$ 114,730**	**$20,843**	**10%**
INFA	$ 205,533	$ 223,793	$20,499	10%
LGTY	$ 24,230	$ 27,163	$8,142	34%
QRSI	$ 123,347	$ 36,622	$7,545	6%
MANU	$ 243,045	$ (31,833)	$6,825	3%
RADS	$ 111,769	$ 33,774	$6,334	6%
ACTU	$ 104,455	$ 45,439	$4,291	4%
RETK	$ 168,329	$ 90,562	$2,363	1%
IPI	$ 23,761	$ 4,631	($5,242)	-22%
AGIL	$ 88,218	$ 209,665	($14,800)	-17%
SBYN	$ 137,841	$ 70,135	($17,797)	-13%
ARBA	$ 227,700	$ 122,669	($19,778)	-9%
EPNY	$ 96,132	$ 157,580	($21,315)	-22%
BVSN	$ 88,081	$ 78,776	($23,119)	-26%
ARTG	$ 72,492	$ 42,353	($25,777)	-36%
DSGX	$ 61,692	$ 20,778	($32,632)	-53%
VIGN	$ 158,314	$ 239,513	($43,411)	-27%
CMRC	$ 36,238	$ 5,789	($91,331)	-252%
ITWO.PK	$ 494,929	$ (47,446)	($99,708)	-20%
AVG			11 of 22+	-17%
MIN				-252%
MAX				34%
Total	$ 3,597,591	$1,811,797	($149,923)

State of the Industry JDAS #6 in Earnings 2003 Revenues GAAP Net Return on Retained
Ticker (ttm) Income Sales Earnings (deficit) KRON $ 407,319 $35,029 8.6% 185,253 MANH $ 196,814 $21,845 11.1% 83,653 INFA $ 205,533 $7,310 3.6% (90,684) ARTG $ 72,492 $4,178 5.8% (195,691) LGTY $ 24,230 $2,880 11.9% (7,444) JDAS $ 207,420 $2,650 1.3% 30,003 IPI $ 23,761 $1,835 7.7% (39,852) ITWO.PK $ 494,929 $515 0.1% (10,674,201) VIGN $ 158,314 ($33) 0.0% (2,392,484) ACTU $ 104,455 ($4,497) -4.3% (47,239) AZPN $ 319,932 ($6,115) -1.9% (272,747) QRSI $ 123,347 ($6,660) -5.4% (208,535) RETK $ 168,329 ($20,533) -12.2% (197,350) EPNY $ 96,132 ($24,244) -25.2% (3,509,716) AGIL $ 88,218 ($25,426) -28.8% (280,120) SBYN $ 137,841 ($27,498) -19.9% (153,938) DSGX $ 61,692 ($32,156) -52.1% (349,059) BVSN $ 88,081 ($35,471) -40.3% (1,204,675) ARBA $ 227,700 ($41,574) -18.3% (4,281,108) RADS $ 111,769 ($47,731) -42.7% (49,774) CMRC $ 36,238 ($67,392) -186.0% (3,688,830) MANU $ 243,045 ($102,900) -42.3% (560,578) Total $ 3,597,591 ($365,988) -10.2% (27,905,116) AVG $ 163,527 8 of 22 + -19.5% 3 of 22+ MIN $ 23,761 -186.0% MAX $ 494,929 11.9%

Summarized Market Position
• Software Industry remains in Turmoil
• Very few profitable players
• New technological platform has arrived – massive investment required
• Not all will survive tough times
• Our products will be ready for the next buying cycle – new lowest TCO technology
• Strong backing from our partners
• We are leading the industry in bringing supply chain partners together
• JDA profitability will expand in future as a result of:
• Increased market share
• Growth in Collaborative Solutions and In-store systems
• Improving CSG margins
• Other operating leverage

JDA Internal

JDA
Vision: Describes in the broadest sense what we want to be. It is stated in the present, as if we are already there.
Mission: Describes how we are going to get to what we want to be. It is stated in the present tense, as if this is something we are doing now.
Guiding Principles: Describes the principles by which we operate to accomplish our mission. They are stated in the present tense, as if this is how we behave today.

JDA Vision
We add value as trusted advisors in guiding our customers toward profound results.
• We make a positive contribution by expressing our creative ideas, and embracing and participating in our changing environment.
• We contribute to the profitable growth of the company by maintaining a responsible, proactive and rewarding workplace environment.
• We are more competitive due to the knowledge, experience and innovation that flows seamlessly between our customers and associates.
• We are known by our customers as retail supply chain thought leaders.
• We learn from our customers and create an environment of continuous improvement for the benefit of our customers.
• We have sustainable growth that enhances shareholder value.
We add value through our relationships — with customers, partners, and each other.

Corporate Mission
JDA’s mission is to:
• Partner with our customers, enable their success and provide multi-faceted ROI. Return on: 9Investment — product and services excellence 9Involvement — talented, team-focused professionals 9Innovation — thought leadership, technological leadership
• Provide a secure future for our associates’, customers’, and shareholders’ investments through profitable growth.
• Create and foster a working environment that is personally and professionally enriching.

Our Guiding Principles
As JDA associates, these principles guide our daily behavior with our customers, our partners and each other :
• Integrity (respectful, responsible, accountable)
• Mutual trust (collaborative, communicative, participative, inclusive, team-focused)
• Entrepreneurial spirit (innovative, risk-taking, fiscally responsible, original)
• Leadership (knowledgeable, industry expertise, initiative, role model)
• Inspiration (passion, influence)
• Diversity (people, cultures, language, ideas)
• Drive (progressive, sense of urgency)
• Fellowship (fun, recognition, good humor)

Customer Value Program
• Launched in Jan 2003
• Customer focused organization
• Reduction of hierarchies
• Professional Career Paths
• Enabled Organization
• Business Management Institute
• Agile Organization
• JDA Perform
• Stakeholder Organization
• Bonus scheme based on achieving our profit goals

# JDA Organization



Customers
Strategic
Middle Market
Mass Market
Regions
Regional Executive
Solution Execs
Customer Relationship Mgr's
Customer Development
Customer Solutions Group
Business Process
Product Specialists
Technical Services
BMI Services
Change / Risk Services
Support Services
Project Management
Resource Controller
Business Management System
Corporate
Executive
Client Support Services
Business Management Institute
Admin
Information Technology
Marketing
Product Management
Design - Development - QA - Lifecycle
Knowledge
Trusted Advisor System

How We Absorb Acquisitions
• JDA is like a multi-cultural society
• Many people from different business backgrounds working together
• We are an integrated society
• One constitution – Mission, Vision, Values
• One flag –
• One policy – Customer Value Program
• One budget –Drive Earnings Growth
• Change will not be optional

Transition
• The timing and outcome of the transition process are not certain
• SEC/HSR
• Shareholder Vote
• In the meantime
• QRS continues business as usual
• Do not diminish the QRS business or you could create issues for the transaction
• Active Communications will be encouraged and essential

Practical Matters
• We will not be re-locating the QRS operation to Scottsdale
• Product development for QRS systems will remain in Richmond
• You will join the JDA benefits program
• You will join the JDA bonus program in 2005
• JDA’soption program and policies will be applied to you
• We must achieve cost synergies together
• This will involve job losses (Admin, Sales/Mktg)
• We will interview you to determine your level of commitment to the JDA vision and your potential contribution
• We don’t know today who will stay and who will leave
• We will determine the list of ‘keepers’ as soon as possible and communicate that to you
• Target date mid August
• People who are not going forward with JDA long term will be offered fair severance packages
• People who will be required for limited periods of time beyond the close of the transaction will be offered ‘stay put’ bonuses
• Transaction timing estimated Sept or Oct – could be anytime this year

QRS Long-Term Strategy
Progress
3. Market Leadership
Become acknowledged leader in collaborative
Grow substantially to achieve scale
Achieve breadth across retail industry
2. Growth commerce solutions
Deepen existing customer relationships
Penetrate more retail segments
Enhance offering with new collaborative applications
1. Turnaround
Rationalize portfolio
Return to profitability Stabilize revenues
2002 — 2003 2004 — 2006 2007+

Combined Company Overview JDAS QRSI The (last four quarters as (last four quarters NEW of as of March
March 31, 2004) 31, 2004) JDA TOTAL $221,343 $123,050 $344,393 REVENUES Employees 1,304 476 1,780 Customers 4,500 10,000 >14,000

Growth Strategy
• More hubs
• Expand outside of GMA
• Expand outside of North America
• More vendors
• CPG
• New ‘Data Rich’ Solutions
• Remove the complexity from Collaborative Commerce

Thank You
Ace Hardware Corporation, Advance Auto Parts, American Eagle Outfitters, American Retail Group, AutoZone, B & Q Plc, Bass Pro Shops, Bath & Body Works, bebe Stores, Best Buy, Big 5 Sporting Goods, Big Lots, Big M, Bigg’s Hyper Shoppes, Blue Notes Limited, Bob’s Stores, Books-A- Million, Boots Retail International, Brown Shoe Company, Cabela’s, Canadian Tire Corporation, Carlton Cards Retail, Castorama Getinor, Casual Corner Group, Casual Male Retail Group, Charming Shoppes, Claire’s Accessories, Clicks, Coach Leatherware, Cole National Corporation, Columbia Sportswear Company, Comercial ECCSA S.A., Comet Plc, Community Distributors, Conforama SA, Co-op Atlantic, Cost Plus, Crate & Barrel, CSK Auto, Discount Tire Company, Do-It-Best Corporation, Dollar Tree Stores, Duane Reade, Duty Free Americas, EDEKA, Elder-Beerman, Falabella, Famous Footwear, Filene’s Basement, First Quench Retailing Ltd., Focus (DIY) Group Ltd., Follett Higher Education Group, Footstar, Fresh Brands, Galyan’s Trading Company, Gart Sports, General Nutrition Companies (GNC), Giant Tiger Stores Limited, Gottschalks, Grupo Elektra, Guess?, Guitar Center, Hancock Fabrics, HEB Grocery Company, Helzberg Diamonds, Hollywood Entertainment Corp., Home Shopping Club Outlets, Hot Topic, Hub Distributing, Hy-Vee, J. Crew Group, Jo-Ann Stores, Jockey International, Jones Apparel Group, Kohl’s Department Stores, Kooperativa Förbundet AB, L. L. Bean, Lane Bryant, Limited Brands, Linens ‘n Things, Littlewoods Retail Ltd, London Drugs, Luxottica Retail, Matalan Retail Limited, Meijer, Michaels Stores, Midas, Office Depot, OshKosh B’Gosh, Party City Corporation, Payless ShoeSource, PETCO Animal Supplies, Petro-Canada, PETsMART, Phillips-Van Heusen, Regis Corporation, Réno-Dépôt, Retail Brand Alliance, Rite Aid Corporation, River Island Clothing, Rona, Seiyu (Singapore) Pte. Ltd., Shaw’s Supermarkets, Shoe Carnival, Shoppers Drug Mart Ltd., Sobeys, Sodimac Chile S.A., Spencer Gifts, Starbucks Corporation, Sterling Jewelers, Stride Rite Children’s Group, Syms Corporation, Talbots, The Bombay Company, The Business Depot Ltd., The Children’s Place Retail Stores, The Estee Lauder Companies, The Forzani Group, The Pep Boys-Manny Moe & Jack, The Sports Authority, TruServ, United Co-operatives, United Retail Group, Value City Department Stores, Victoria’s Secret, West Marine, WestPoint Stevens, Wilsons Leather

“Safe Harbor” Statement under the U.S. Private
Securities Litigation Reform Act of 1995
This powerpoint presentation contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the CVP2 products; and (c) JDA ‘s and QRS’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules
In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, 510.215.5000
JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.
QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’ and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.